3/18/2002

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02019371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42316

SEC MAIL PROCESSING RECEIVED MAR 05 2002 WASH. D.C. 143 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goldsmith, Agio, Helms Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 South Sixth Street, 46th Floor
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle A. Pecha 612-339-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

400 One Financial Plaza, 120 South Sixth Street, Minneapolis, MN 55402
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald M. Caruso, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldsmith, Agio, Helms Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

TWILA PLATE
NOTARY PUBLIC- MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8
SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2001 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
SUPPLEMENTAL AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

We have audited the accompanying statements of financial condition of Goldsmith, Agio, Helms Securities, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsmith, Agio, Helms Securities, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2002

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 16,854	$ 94,346
Due from the Parent (Note 6)	100,000	10,531
	$ 116,854	$ 104,877
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 7,500	$ 7,500
Income taxes payable	400	3,100
	7,900	10,600
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized; 500 shares issued and outstanding	5	5
Additional paid-in capital	14,995	14,995
Retained earnings	93,954	79,277
Total stockholder's equity	108,954	94,277
	$ 116,854	$ 104,877

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES (Note 7):		
Accomplishment fees	$ 4,053,750	$ 150,000
Consulting fee income	800,000	225,000
	4,853,750	375,000
EXPENSES:		
Management fees paid to the Parent (Note 6)	2,764,090	220,952
Commissions, benefits, and payroll taxes	2,050,135	117,935
Professional fees	20,972	15,500
Regulatory fees	7,478	11,585
	4,842,675	365,972
INCOME FROM OPERATIONS	11,075	9,028
OTHER INCOME, PRINCIPALLY INTEREST, net	11,357	4,221
INCOME BEFORE PROVISION FOR INCOME TAXES	22,432	13,249
PROVISION FOR INCOME TAXES (Note 5)	7,755	5,211
NET INCOME	$ 14,677	$ 8,038

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCES AT DECEMBER 31, 1999	$ 5	$14,995	$ 71,239	$ 86,239
Net income	—	—	8,038	8,038
BALANCES AT DECEMBER 31, 2000	5	14,995	79,277	94,277
Net income	—	—	14,677	14,677
BALANCES AT DECEMBER 31, 2001	$ 5	$14,995	$ 93,954	$ 108,954

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 14,677	$ 8,038
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in due from the Parent	(89,469)	(10,081)
Increase in accounts payable and accrued expenses		7,500
Decrease in income taxes payable	(2,700)	(11,500)
Total adjustments	(92,169)	(14,081)
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH	(77,492)	(6,043)
CASH AT BEGINNING OF YEAR	94,346	100,389
CASH AT END OF YEAR	$ 16,854	$ 94,346
SUPPLEMENTAL CASH FLOW INFORMATION - Cash paid for income taxes	$ 10,455	$ 16,711

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. NATURE AND ORGANIZATION OF BUSINESS

Business - Goldsmith, Agio, Helms Securities, Inc. (the Company) is a privately held, registered securities broker-dealer. The Company specializes in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company, a member in the National Association of Securities Dealers, does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company's outstanding shares are held 100% by Goldsmith, Agio, Helms & Lynner, LLC (the Parent), an investment banking firm. The Parent is a limited liability company whose general partner is Goldsmith, Agio, Helms & Company (the Holding Company). The Parent is owned by four classes of members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Accomplishment fees from facilitating financing transactions and consulting fees are recognized when earned, typically upon closing of the transaction. Contingent accomplishment fees held in escrow by a third party are recorded when management is able to reasonably estimate the amount to be collected.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital as defined by Rule 15c3-1 of $8,633, which exceeds its required net capital of $5,000 by $3,633, and a ratio of aggregate indebtedness to net capital of 0.92 to 1.

4. EXEMPTION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. INCOME TAXES

The income tax provision consists of the following:

	2001	2000
Current:		
Federal	$ 3,065	$ 3,911
State	4,690	1,300
	$ 7,755	$ 5,211

The provisions for income taxes for the years ended December 31, 2001 and 2000 differ from the amount determined by applying the applicable federal statutory income tax rate of 35% to income before taxes as a result of minimum state income taxes and the graduated federal tax rates.

6. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the estimated cost of services provided to the Company. Management fees are calculated as 90% of any accomplishment fees or consulting fees earned by the Company after commissions, benefits, payroll taxes, and regulatory fees are paid. Under this agreement, the Parent has agreed to provide certain staff, administrative, and facilities resources and certain financial support to the Company. The Parent's full-time employees who provide services to the Company are paid commissions on closing of a particular transaction through the Parent's payroll system. During the years ended December 31, 2001 and 2000, management fees of $2,764,090 and $220,952, respectively, were charged to operations and paid to the Parent. In addition, the Company had management fees due from the Parent in the amount of $0 and $10,531 at December 31, 2001 and 2000, respectively, for overpayments. At December 31, 2001, the Company has a $100,000 unsecured note receivable from the Parent, which is unrelated to management fees and accrues interest annually at prime, 5.5% at December 31, 2001. The related-party transactions may or may not be significantly different if entered into with a third party.

7. MAJOR CUSTOMERS

In 2001, the Company had two major customers that provided 57% and 25% of total revenues, respectively. In 2000, the Company had two major customers that provided 60% and 40% of total revenues, respectively.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

We have audited the accompanying financial statements of Goldsmith, Agio, Helms Securities, Inc. (the Company) as of and for the year ended December 31, 2001 and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 23, 2002

Deloitte
Touche
Tohmatsu

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL -	
Total stockholder's equity from the statement of financial condition	$ 108,954
Less: Nonallowable assets - due from the Parent	(100,000)
Haircuts on money market fund	(321)
Net capital	$ 8,633
AGGREGATE INDEBTEDNESS -	
Total liabilities from the statement of financial condition	$ 7,900
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 3,633
Ratio: Aggregate indebtedness to net capital	0.92 to 1

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2001.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397 4000
Fax: (612) 397 4450
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder
of Goldsmith, Agio, Helms Securities, Inc.

In planning and performing our audit of the financial statements of Goldsmith, Agio, Helms Securities, Inc. (the Company) for the year ended December 31, 2001 (on which we issued our report dated January 23, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

January 23, 2002